OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Atlis Motor Vehicles, Inc

7259 East Posada Ave
MESA, AZ 85212

atlismotorvehicles.com



34482 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 3,571,429* shares of common stock ($1,035,714.41)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 34,482 shares of common stock ($9,999.78)

Company	Atlis Motor Vehicles, Inc
Corporate Address	7259 E Posada Ave, Mesa, AZ 85212
Description of Business	XT pickup truck, charging station, and infrastructure manufacturer
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.29
Minimum Investment Amount (per investor)	$203.00

Perks*

Atlis Motor Vehicles will offer additional perks for those who invested in us at such an early stage.

<u>*All investors*</u>

If we reach our $1 million dollar goal

- An invitation to our unveiling of the Atlis Motor Vehicles battery electric pickup truck
- 4 Investors will be randomly selected and will receive an Atlis Motor Vehicles pickup truck.
- 1 Investor will be randomly selected to receive a brand new 2018 Ford Raptor

which can be traded for one of our first Atlis Motor Vehicles XT pickup truck when we begin shipping.

**1 Entry for every 100 shares purchased*

**Winners will be selected within 30 days of completion of fund raise*

**Offer excludes family and friends of Atlis Motor Vehicles employees*

**Atlis Motor Vehicles trucks are expected to begin shipping by late 2020*

**Award of Atlis Motor Vehicles pickup truck is contingent on success of Atlis Motor Vehicles starting production.*

Level 0: Less than $1015 investment. $500 off your purchase of an Atlis Motor Vehicles XT pickup truck. A special invite to the public unveiling event of the 100T pickup truck.

Level 1: $1,015 Investment. $1,500 off your purchase of an Atlis Motor vehicles XT pickup truck. A special invite to the public unveiling event of the 100T pickup truck. An Atlis Motor Vehicles pickup truck.

Level 2: $5,017 Investment. $6,000 off your purchase of an Atlis Motor Vehicles XT pickup truck. A special invite to a private test drive event where future owners and investors will be able to test drive our vehicles and give their feedback.

Level 3: $10,005+ Investment. $16,000 off your purchase of an Atlis Motor Vehicles XT pickup truck. With commitment to purchase an Atlis Motor Vehicles XT pickup truck, investors will get an opportunity to participate in driving our pre-production test vehicles as part of our vehicle trial program.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Atlis Motor Vehicles, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Common Stock at $0.29 / share, you will receive 100 Common Stock bonus shares, meaning you'll own 1,100 shares for $290. Fractional shares will not be distributed and share bonuses will be determined

by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Atlis Motor Vehicles Inc is a development and manufacturing company of plug in electric trucks. The company will be developing a full-size plug in electric pickup truck to compete in the full-size pickup truck market. Atlis Motor Vehicles will also be developing a charging station capable of delivery the power required to charge the Atlis Motor Vehicles *X*T pickup truck in 15 minutes. Our pickup trucks are intended to compete in the marketplace by offering a competitive price, lower cost of ownership, and greater vehicle performance. Atlis Motor Vehicles pickup trucks will be built to order, and can be configured and purchased through our online portal.

Sales

Atlis Motor Vehicles does not currently have any sales. Atlis Motor Vehicles does plan to begin marketing and taking pre-orders for the T-model pickup truck at a future date.

Supply chain

Atlis Motor Vehicles is in the early stages of establishing a supply chain. It should be expected that Atlis Motor Vehicles will have suppliers located at multiple locations around the world, where specific expertise in components resides. Atlis Motor Vehicles will complete final assembly of the vehicle in the United States of American.

Customer Base

Atlis Motor Vehicles sells to current and future owners of full-size pickup trucks. Our customers may include, but are not limited to the below personas.

Contractor - An individual who works or performs a service within the trades industries, such as electricians, plumbers, and general construction.

Weekend Warrior - An individual who uses their vehicle on the weekends for various different projects.

The weekend traveler - An individual who uses their pickup truck to haul the boat to the lake, or an RV on a campaign trip.

Enthusiast - These are the individuals who long to customize their vehicles. This could be an individual who lowers the vehicle for street use, or raises the vehicle and swaps out bigger tires for an offload adventure.

Competition

There are several competitors in the automotive pickup truck industry. Our competitors have many different variations of pickup trucks available to offer customers. No major incumbent automakers has committed to electrification of pickup trucks.

General Motors - General Motors develops and manufacturings the Sierra and Chevrolet pickup trucks. Combined the two pickup trucks made up ~35% of the total full-size pickup truck sales in the year 2016. General Motors produces a gasoline, diesel, and hybrid powered version of each model. General Motors is investing heavily into electrification with hybrid, fuel cell, and battery electric vehicles currently in development.

Ford Motor Company - Ford develops and manufactures the Ford f-series pickup truck. Ford F-series trucks have been the best selling vehicle repeatedly for the least 10+ years. Currently the Ford F-Series pickup truck makes up ~36% of the total full-size pickup truck sales in 2016. The F-series pickup truck comes in a variety of models with gasoline, diesel, and a new hybrid powertrain for each model. Ford is investing heavily into electrification with multiple battery electric and hybrid vehicles scheduled to be released in the coming years.

Fiat Diamler Chrysler - Fiat Diamler Chrylser Group develops and manufacturers the RAM pickup trucks. The RAM pickup truck models come in a variety of versions, with gasoline, diesel, and a new hybrid power train for each model. Currently the RAM trucks make up ~22% of the total full-size pickup truck sales in 2016. Diamler's Mercedes brand is currently developing a large number of electrified vehicles to be released in the coming years.

Toyota Motor Corporation - Toyota produces the Tundra model pickup truck. The Tundra comes with a variety of powertrain options that include both diesel (outside the US) and gasoline engines. In 2016, Toyota held onto ~5% of the total full-size pickup truck market. Toyota is investing heavily into electrification, with a primary focus in fuel cell vehicles.

Nissan Motors - Nissan sells the Titan model pickup truck. The Titan pickup truck comes with both a diesel and gasoline power train. In 2016 the Nissan Titan held onto approximately 1% of the total market for full-size pickup trucks sold. Nissan has committed to electrification but details are currently vague as to what will be released.

Workhorse Group - Workhorse Group develops and manufactures hybrid drivetrains for the medium duty truck market. Workhorse group recently released a pickup truck that utilities their hybrid drive train for propulsion and has begun taking pre-orders with delivery expected sometime in 2019.

Tesla - Tesla's vehicle division currently develops and manufactures electric cars and semi trucks. Tesla does not currently and has not released a pickup truck model, but has hinted that this is coming sometime in 2018.

Liabilities and Litigation

Atlis Motor Vehicles currently does not have any liabilities. Atlis Motor Vehicles is not involved in any litigation, nor does Atlis Motor Vehicles have any history of litigation.

The team

Officers and directors

Mark Hanchett	Founder, Director, Chief Executive Officer

Mark Hanchett
Mark Hanchett has over ten years of product development experience with 16 successful electromechanical and software product launches. Mark Hanchett brings a passion for solving hard problems in product strategy, design, manufacturing, and business operations, while continuously driving a focus on the best possible customer experience. Mark has served as Founder, DIrector, and CEO of Atlis Motor Vehicles since inception in 2016. Before starting Atlis Motor Vehicles, Mark Hanchett was a director at Axon Enterprise Inc from 2012 to 2017, leading teams in the development of innovative hardware and software products for law enforcement. From 2007 to 2012 Mark Hanchett served as a senior mechanical engineer and project manager leading cross-functional teams through design and development of innovative conductive electrical weapons at Axon Enterprise inc.

Number of Employees: 1

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective once reviews are completed.** We believe the most valuable component of our intellectual property portfolio is our patents and that part of Atlis Motor Vehicles' current value depends on the strength of these patents. Atlis Motor Vehicles intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to the development of plug in electric vehicles.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established Automotive Manufacturers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the plug in electric pickup truck developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. Atlis Motor Vehicles' success depends on our ability to continuously raise funding, keep cost under control, and properly execute in our delivery of the Atlis Motor Vehicles XT pickup truck, Atlis Motor Vehicles XP truck platform, and Advanced Charging Station.

- **Atlis Motor Vehicles is a brand-new company.** Atlis Motor Vehicles was incorporated on November 9th 2016. Atlis Motor Vehicles has no history, no clients, no revenues. If you are investing in this company, it's because you think the Atlis Motor Vehicles plug in electric pickup truck is a good idea, that the IP Company will be able to secure the intellectual property rights to the Atlis Motor Vehicles plug in electric pickup truck and that the company will secure the exclusive marketing and manufacture rights to the Atlis Motor Vehicles plug in electric pickup truck from the IP Company, that we will be able to successfully market, manufacture and sell the Atlis Motor Vehicles plug in electric pickup truck, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any Atlis Motor Vehicles plug in electric pickup trucks and we plan to market an Atlis Motor Vehicles plug in electric pickup truck that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **Any valuation of Atlis Motor Vehicles at this stage is pure speculation.** Atlis Motor Vehicles' valuation at this stage is based on an assumed proper equity versus offering made available as part of this crowdfunding effort. There has been no outside contributions or assessment of valuation at this time.

- **Atlis Motor Vehicles business success, timeline, and milestones are estimations.** Atlis Motor Vehicles business success projections and cost models are only estimates. Atlis Motor Vehicles produced these valuations based on existing business models of successful and unsuccessful efforts of other companies within the technology and market space. It should be noted that these estimations may change as Atlis Motor Vehicles continues in development of a plug in electric vehicle, charging station, as well as development of manufacturing facilities.

- **If we cannot continue to raise further rounds of funding, we cannot succeed** Atlis

Motor Vehicles will require additional rounds of funding to complete development and begin shipments of the Atlis Motor Vehicles XT pickup truck. If Atlis Motor Vehicles is unable to secure funding, Atlis Motor Vehicles will be unable to succeed in development of the worlds best pickup truck.

- **Atlis Motor Vehicles will require additional capital infusion to sustain operations.** Atlis Motor Vehicles predicts that we will need to raise an additional $370 million dollars to continue operations for the following 6 years until predicted profitability can be reached. If Atlis Motor Vehicles is unable to raise adequate financing, Atlis Motor Vehicles will be unable to sustain operations for a prolonged period of time.
- **Risk of borrowing** Atlis Motor Vehicles may in the future injure additional debt from financial institutions in the future to sustain operational capabilities.
- **We are still in the development phase and have not begun revenue shipments of product** We are currently in the development phase of the Atlis Motor Vehicles XT pickup truck and have not yet started manufacturing and sales. Cost overruns, scheduling delays, and failure to meet product performance goals may be caused by, but not limited to, unidentified technical hurdles, delays in material shipments, and regulatory hurdles.
- **We may experience delays in design and manufacturing of the Atlis Motor Vehicles XT pickup truck** We may experience significant delays in bringing the Atlis Motor Vehicles XT pickup truck to market due to design considerations, technical challenges, material availability, manufacturing complications, and regulatory considerations. Such delays could materially damage our brand, business, financial goals, operation results, and product.
- **We face significant barriers in development of a competitive EV in a crowded market space** Atlis Motor Vehicles faces significant technical, resource, and financial barriers in development of a battery electric vehicle intended to compete in a crowded pickup truck space. Incumbents have substantially deeper pockets, large pools of resources, and manufacturing experience. Atlis Motor Vehicles will need to contract with development partners who may have existing relationships with incumbent manufacturers, these relationships may pose a significant risk in our ability to successful develop this program.
- **There are significant regulatory and standard performance barriers to overcome** An automotive vehicle manufacturing must overcome significant regulatory requirements such as, but not limited to, highway and insurance safety testing, regulatory mandated safety features, manufacturing and quality control standards, as well as vehicle performance standards. Atlis Motor Vehicles inability to achieve any success in any of these standards and regulatory requirements may adversely affect our brand, business, financial goals, operation results, and product performance.
- **We depend on key personnel and partnerships with specific expertise** Atlis Motor Vehicles ability to successfully develop the XT pickup truck, the XP truck platform, or the Advanced Charging Station is greatly affected by our ability to identify and acquire specific expertise through personnel, partnerships, and acquisitions. If Atlis Motor Vehicles is not able to quickly identify and acquire said expertise, this may significantly affect our ability to execute delivery of the

Atlis Motor Vehicles XT pickup truck, XP truck platform, or the Advanced Charging Station.

- **Electric Vehicle Technology is changing rapidly** There is significant development and investment into electric vehicle technology being made today. Such rapidly changing technology conditions may adversely affect Atlis Motor Vehicles' ability to continuously remain a market leader, provide superior product performance, and an outstanding customer experience.

- **We are substantially at risk of unfavorable regulations** Motor vehicles are subject to substantial regulation under international, federal, state, local and foreign laws regarding safety, performance, and import regulations. Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

- **If we are unable to control the cost of development, cost of manufacturing, and cost of operations of Atlis Motor Vehicles, our business may be substantially affected.** If we are unable to maintain substantially lower cost of manufacturing, developing, design, distributing, and maintaining our vehicles, we may incur significant cost increases which can be material substantial to the operation of our business. We have made, and will continue to make substantial investments into the development of Atlis Motor Vehicles, such investments may have unforeseen costs that we have been unable to accurately predict, which may significantly impact our ability to execute our business as planned. Atlis Motor Vehicles will face significant costs in development and purchasing of materials required to build the XT pickup truck, XP truck platform, and Advanced Charging Station through external partnerships. These purchases are subject to conditions outside the control of Atlis Motor Vehicles and as such, these conditions may substantially affect our business, product, brand, operational, and financial goals.

- **If our vehicles fail to meet performance goals, we may be required to perform recalls** If the Atlis Motor Vehicles' XT pickup truck, XP truck platform, or Advanced Charging Station are unable to meet performance and quality criteria, we may be require to perform product recalls to address said concerns. A product recall can have substantial cost related to performing such corrective actions. Although Atlis Motor Vehicles will perform significant internal testing and qualifications, as well as external qualifications through approved 3rd party vendors against industry standards and regulatory requirements, there will be unperceived conditions which may negatively impact the customer or Company expected performance and safety of our vehicles. As such, Atlis Motor Vehicles may perform a corrective action such as a recall of products, mandatory repairs of defective components, or litigation settlements which can materially affect our financial goals, operation results, brand, business, and products.

- **If we are unable to provide significant charging stations, our business success may be substantially affected** A significant portion of our success is our ability to deploy the appropriate number of charging stations, in strategic locations relative to our customers and customer behaviors. If Atlis Motor Vehicles is unable to deploy charging stations to specified locations, this may negatively affect our brand, business, financial goals, operational results, and product success in the market. As such, to meet said availability requirements, Atlis Motor Vehicles will require significant capital investments to rapidly deploy said Advanced Charging Stations, as well as development of relationships with third party members who can assist in deployment of said charging stations.

- **If we are unable to address service requirements, we may negatively affect our customer experience.** As such, Atlis Motor Vehicles will require service capabilities be stablished in locations within close proximity to our XT pickup truck and XP truck platform owners. Atlis Motor Vehicles ability to engage with 3rd party operates service stations, as well as our ability to established company operated locations, will be critical to the success of developing a positive customer experience.

- **We may become subject to product liability litigation and complaints.** While Atlis Motor Vehicles will work diligently to ensure that we meet all company and regulatory safety requirements. It is possible that through no known circumstances or conditions of our control, the risk of product liability claims and adverse publicity may occur when manufacturing, developing, marketing, and sales of an automotive vehicle.

- **We may be inherently subjected to conditions which permit only a single source supplier for specific components necessary to develop and manufacture the Atlis Motor Vehicles XT pickup truck, XP truck platform, and Advanced Charging Station.** Atlis Motor Vehicles will continuously and diligently work towards obtaining multiple sources of materials and components to mitigate risk in our supply chain. However, it is possible that specific components or solutions required to manufacturer an electric vehicle may be subject to intellectual properly, material availability, or expertise owned solely by a single supplier. A condition such as a single source supplier may hinder our ability to secure cost, schedule, and long term viability of Atlis Motor Vehicles XT pickup truck, XP truck platform, or Advanced Charging Station.

- **Our Founder, Mark Hanchett, owns a majority of the available shares** Our Founder, Mark Hanchett, currently owns a majority of the outstanding shares of Atlis Motor Vehicles. As such, Mark Hanchett's interest may differ from minors share holders interest. As such, Mark Hanchett can control management direction and most corporate matters require stock holder approval.

- **We have no history in the Automotive market** Although Atlis Motor Vehicles will take significant steps in building brand awareness in the automotive market, Atlis Motor Vehicles is a new company and currently has no history in the automotive market. As such, it is possible that Atlis Motor Vehicles lack of history may impact our brand, business, financial goals, operation performance, and products.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Mark Hanchett, 73.0% ownership, Common Stock

Classes of securities

- Common Stock: 10,132,225

Common Stock

The Company is authorized to issue up to 17,857,143 shares of common stock. There are a total of 10,132,225 shares currently outstanding.

Voting Rights

The holders of shares of the Company's common stock, $0.29 par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until late 2020. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 15 months without revenue generation.

Year ended December 31, 2016

Revenue

Revenue for fiscal year 2016 was $0.

Cost of sales

Cost of sales in 2016 was $0

Gross margins

Gross Margin in 2016 was $0.

Expenses

The company had expenses of $1,250.97 as of December 31, 2016. The Company's expenses for the year 2016 include legal, R&D, travel, and utility expenses.

Year ended December 31, 2017

Revenue

Revenue for fiscal year 2017 was $0. Atlis Motor Vehicles does not currently generate revenue, and does not foresee revenue generation being conducted until launch of the Atlis Motor Vehicles *XT* pickup truck in 2020.

Cost of sales

Cost of sales in 2017 was $0

Gross margins

Gross Margin in 2017 was $0.

Expenses

The company had expenses of $41,140 as of December 31, 2017. The Company's expenses for the year 2017 include legal, R&D, travel, and utility expenses.

Anticipated Plan of Operations

Atlis Motor Vehicles is currently seeking $973,571.16 of proceeds from a Regulation CF offering. Atlis Motor Vehicles intends to use said proceeds to complete development of the Atlis Motor Vehicles *100T* pickup truck, and Advanced Charging

Station.

December 2017 to March 2018

- Regulation CF Small OPO launch and close
- Establish approved partnerships, statement of work, and development schedules

February 2018 to May 2018

- Complete detailed design work on 100T pickup truck prototype and Advanced Charging Station

April 2018 to June 2018

- Complete assembly of 100T pickup truck battery pack
- Complete assembly of chassis and drive components

May 2018 to July 2018

- Complete assembly of 100P platform to be used in 100T pickup truck.

May 2018 to November 2018

- Complete fabrication of 100T cab, interior, and pickup bed

November 2018 to December 2018

- Complete integration of 100T cab and pickup bed with 100P truck platform to form 100T pickup truck.

December 2018

- Debut 100T!

Financial Milestones

Atlis Motor Vehicles is investing for continued development of the Atlis Motor Vehicles *T* pickup truck, the Atlis Motor Vehicles PEV truck platform, and the Atlis Motor Vehicles Advanced Charging Station as well as continued growth of the Atlis Motor Vehicles brand.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the years ending December 31, 2016 and years ending October 31, 2017 can be found as an Exhibit to the Form C of which this Offering Memorandum forms a part.

Financial condition

The Company currently does not generate any revenue and does not expect to generate revenue within the following 12 months of operations from the date of close of this offering. The company expects to begin accepting pre-order deposits for commitment to purchase the Atlis Motor Vehicles *X*T pickup truck beginning in year 2018.

Expenses

The Company's expenses consist of, among other things, prototype material, tools, and facilities cost to perform proof of concept builds of the Atlis Motor Vehicles rapid charging battery pack, utility and office supply expenses including computers, software programs, as well as phone and internet services, design and development of the Atlis Motor Vehicles *X*T pickup truck, the Atlis Motor Vehicles *X*P truck platform, and the Atlis Motor Vehicles Advanced Charging Station.

Liquidity and capital resources

Since its inception in 2016, the Company has raised $10,000 in equity in a single round of funding. In addition, its founder, Mark Hanchett, has also contributed up to $30,000 in funding to facilitiate development of the Atlis Motor Vehicles *X*T pickup truck, Atlis Motor Vehicles *X*P truck platform, and the Atlis Motor Vehicles Advanced Charging Station.

With the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts, to launch a pre-interest campaign, and complete development of a prototype Atlis Motor Vehicles *X*T pickup truck, and Atlis Motor Vehicles Advanced Charging Station.

2018 Financial Expectations

Atlis Motor Vehicles currently forecast that in 2018, our expenses will be $1 million dollars. 2018 Expenses are directly contributing to the development of a prototype Atlis Motor vehicles *X*T pickup truck, Atlis Motor Vehicles Advanced Charging Station, and Atlis Motor Vehicles PEV Truck Platform

2019 Financial Expectations

In 2019, our expenses will be approximately $20 million dollars. Atlis Motor Vehicles will continue in efforts to develop and build a manufacturing prototype version of the *X*T pickup truck, Atlis Motor Vehicles PEV Truck Platform, and Atlis Motor Vehicles Advanced Charging Station.

R&D Expenses are expected to increase to ~$13 million dollars, with an increase in SG&A expenses to ~$1.5 million dollars. Atlis Motor Vehicles expects to spend approximately $5 million dollars in capital expenditures for tooling, facilities, and other expenses related to development of manufacturing capabilities required to produce the Atlis Motor Vehicles products.

2020 Financial Expectations

Atlis Motor Vehicles expects our 2020 capital funding needs will be approximately $50 million dollars, with $10,000,000 in operation and material expenses as we produce our first 100 Atlis Motor Vehicles *XT* pickup trucks, deploy our first 50 Atlis Motor Vehicles Rapid Charging Stations, and produce our first 10 Atlis Motor Vehicles PEV truck platforms.

Atlis Motor Vehicles believes we will generate approximately $6 million dollars in sales of the Atlis Motor Vehicles *XT* pickup truck with the first 100 *XT* pickup trucks sold.

2021 Financial Expectations

Atlis Motor Vehicles expects an increase in capital funds needed by 2021, due to operation expenses related to production of the first 1,000 Atlis Motor Vehicles *XT* pickup trucks, and continued growth in manufacturing, engineering, sales, and marketing as Atlis Motor Vehicles works towards solidifying our brand as the leader in electric pickup trucks.

Atlis Motor Vehicles expects to increase capital needs to $100 million dollars with an increase in operation expenses and COGs. Atlis Motor Vehicles believes that sales will increase to $68,000,000 as we ship our first 1,000 Atlis Motor Vehicles *XT* pickup trucks.

Items that can affect financial expectations

- Changes in expected cost of materials to produce vehicles
- Changes in expected demand resulting in necessity to increase production ramp schedule
- Changes in expected development time, manpower, and material resources needed to complete task related to development of Atlis Motor Vehicles products
- Changes in regulations, policies, or processes required to manufacturer, sell, or distribute Atlis Motor Vehicles products.

Expected Profitability

Atlis Motor Vehicles expects profitability to be achieved by the 3rd year of revenue generation, or 6 years from company inception. Approximately by the year 2022. Atlis Motor Vehicles' core focus for the first 4 years is growth in the company and brand, while years 5 and 6 will be focused on ramping up sales, production output, and improving efficiency of operations to ensure profitability occurs within 6 years of inception.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Since its inception in 2016, the Company has raised $40,000 in equity and cash contributions by the founder and CEO Mark Hanchett.

With the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts, to complete the construction of the prototype Atlis Motor Vehicles 100T pickup truck, and the prototype Atlis Motor Vehicles Advanced Charging station.

Indebtedness

The company currently has no debt.

Recent offerings of securities

None

Valuation

$2,900,000.00

Atlis Motor vehicles bases has not taken on any formal methods of determining our valuation. This valuation is based on our opinions of a fair ownership stake in Atlis Motor Vehicles related to the expected capital being raised.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold	Offering Amount Sold
Total Proceeds Less: Offering Expenses	$9,999.78	$348,000.00	$1,035,714.41
StartEngine Fees (6% total fee)	$599.99	$20,880.00	$62,142.86
Net Proceeds	$9,399.79	$327,120.00	$973,571.55
Use of Net Proceeds			
Vehicle Prototype Development	$2,899.79	$191,120.00	$561,571.55
Facilities	$-	$15,000.00	$20,000.00
Marketing	$6,000.00	$12,000.00	$50,000.00
General Admin	$-	$20,000.00	$25,000.00
Working Capital	$-	$55,000.00	$250,000.00
Legal	$-	$7,000.00	$18,000.00
Intellectual	$500.00	$15,000.00	$25,000.00

Property			
Travel		$12,000.00	$24,000.00
Total Net Use of Proceeds	$8,899.79	$238,120.00	$973,571.55

We are seeking to raise a minimum of $9,399.79 and up to $1,035,714.41 in this offering through Regulation Crowdfunding.If we manage to raise $1,035,714.41, we believe the amount will last us 15 months and plan to use the net proceeds of approximately $973,571.55 over the course of that time as follows:

Product Development

- Develop the prototype Atlis Motor Vehicles Advanced Charging Station
- Develop the prototype Atlis Motor Vehicles 100T pickup truck

Facilities and Location

- Establish a permanent residence and prototype facility will be established. Two locations are currently in the running.

Team Members

- Atlis Motor Vehicles will bring on full-time team members who have previously worked part time on efforts
- Atlis Motor Vehicles will lean on industry experts to assist in developing prototype components and final vehicle assembly.

Seed Funding Campaign

- Continue social media campaign to raise funding
- Create campaign video for Startengine.com page.

Vehicle interest campaign

- Launch marketing campaign to take pre-order interest for the Atlis Motor Vehicles PEV Pickup truck.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a contractor, or colleague; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

Atlis Motor Vehicles Inc. has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.atlismotorvehicles.com in the Investor tab labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Atlis Motor Vehicles, Inc

[See attached]

ATLIS MOTOR VEHICLES, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2017

January 15, 2018



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Atlis Motor Vehicles, Inc.
Mesa, AZ

We have reviewed the accompanying balance sheet of Atlis Motor Vehicles, Inc. as of December 31, 2017, and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 15, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ATLIS MOTOR VEHICLES, INC.
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 609	$ (1,251)
TOTAL CURRENT ASSETS	609	(1,251)
TOTAL ASSETS	609	(1,251)
LIABILITIES AND SHAREHOLDERS' EQUITY		
SHAREHOLDERS' EQUITY		
Common Stock (17,857,143 shares authorized; 10,000,000 issued; $.001 par value)	17,857	-
Additional Paid in Capital	25,143	-
Retained Earnings (Deficit)	(42,391)	(1,251)
TOTAL SHAREHOLDERS' EQUITY	609	(1,251)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 609	$ (1,251)

Unaudited- See accompanying notes.

ATLIS MOTOR VEHICLES, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expense		
Research & Development	20,130	237
Legal & Professional	5,795	-
Travel	5,380	223
Utilities	3,919	750
Advertising	3,906	-
Office Expenses	2,011	42
	41,140	1,251
Net Income from Operations	(41,140)	(1,251)
Net Income	$ (41,140)	$ (1,251)

ATLIS MOTOR VEHICLES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (41,140)	$ (1,251)
Net Cash Flows From Operating Activities	(41,140)	(1,251)
Cash Flows From Financing Activities		
Issuance of Common Stock	43,000	-
Net Cash Flows From Investing Activities	43,000	-
Cash at Beginning of Period	(1,251)	-
Net Increase (Decrease) In Cash	1,860	(1,251)
Cash at End of Period	$ 609	$ (1,251)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Atlis Motor Vehicles, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company intends to develop and manufacture electric vehicles and related infrastructure. The Company was engaged primarily in research and development activities, and had not commenced principal operations as of December 31, 2017.

The Company will conduct an equity crowdfund offering during calendar year 2018, for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company's federal tax filings for 2016, and 2017 will remain subject to review by the Internal Revenue Service until 2020, and 2021, respectively.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2016, and 2017 will remain subject to review by that State until 2020, and 2021, respectively.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 15, 2018, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Atlis Motor Vehicles is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.

4
Days Left

687
Investors

$371,983.87
Raised of $10K - $1.04M goal

[Invest Now]   ♡

$203.00 minimum investment

Atlis Motor Vehicles
The electric pickup truck with no compromises

● Small OPO   🏠 MESA, AZ   🏷 Engineering   ⊙ Accepting International Investment

Overview   Team   Terms   Updates   Comments   [Share]

Invest in Atlis Motor Vehicles

We're raising **$1 million** dollars to develop a working prototype of our XT pickup truck.



"To build a better future, we need to create better alternatives. We created Atlis Motor Vehicles because we believe pickup trucks are some of the most enjoyed and desired vehicles on the market, and the one truck that can benefit significantly from electrification. If we're going to deliver an all-electric pickup truck, it must not require compromises."

- Mark Hanchett, Founder

Atlis Motor Vehicles is designing and building a plug-in battery electric pickup truck, with unprecedented capabilities, at a reasonable price. Our goal is to bring back the excitement and affordability of the pickup truck while racing towards the future of electric mobility.

We are raising funding to finish development of our prototype Atlis Motor Vehicles XT pickup truck and Advanced Charging Station. We have completed our feasibility studies, developed small-scale prototypes of critical capabilities such as a fast charging battery pack, completed preliminary vehicle industrial design concepts, and are looking to design and build our full-scale prototype vehicle.

INVESTMENT

$.29/share | When you invest you are betting the company's future value will exceed $3.9M.

PERKS FOR INVESTORS

All investors

If we reach our $1 million dollar goal

- 4 Investors will be randomly selected and will receive an Atlis Motor Vehicles pickup truck.
- 1 An investor will be randomly chosen to win a brand new 2018 Ford Raptor which can be traded for one of our first Atlis Motor Vehicles 75TOR pickup truck when we begin shipping.

1 Entry for every 100 shares purchased
Winners will be selected within 30 days of completion of fundraising
Offer excludes family and friends of Atlis Motor Vehicles employees
Atlis Motor Vehicles XT Pickups are expected to begin shipping by late 2020
Award of Atlis Motor Vehicles pickup truck is contingent on the success of Atlis Motor Vehicles starting production

Level 0 Perk	Level 1 Perk	Level 2 Perk	Level 3 Perk
Less than $1,000 Investment	$1,015 Investment	$5,017 Investment	$10,005+ Investment
$500 off your purchase of an Atlis Motor Vehicles XT pickup truck	$1,500 off your purchase of an Atlis Motor Vehicles XT pickup truck	$7,000 off your purchase of an Atlis Motor Vehicles XT pickup truck	$16,000 off your purchase of an Atlis Motor Vehicles XT pickup truck
A special invite to the public unveiling event of the XT pickup truck.	A special invite to the public unveiling event of the XT pickup truck.	An Atlis Motor Vehicles T-shirt. A special invite to the public unveiling event of the XT pickup truck.	A special invite to the public unveiling event of the XT pickup truck.
		A special invite to a private test drive event where future owners will be able to test drive our vehicles and give their feedback.	With a commitment to purchase an Atlis Motor Vehicles XT pickup truck, investors will get an opportunity to participate in driving our pre-production test vehicles as part of our vehicle trial program.

All perks occur after the offering is completed.

OUR MISSION

We will change the world with a better alternative. We will build something that matters, not just something to play the game. We will solve problems that are key to our customers' success. We will not be afraid of big challenges.

THE ELECTRIC EXPERIENCE NEEDS AN UPDATE



RETURN ON INVESTMENT TAKES A LONG TIME



Electric Vehicles are expensive. Prices start at $24,000 and are as high as $150,000 or more. With such high-priced vehicles, returns on your purchase can take 3-5 years before realized.

Consumers are looking for more immediate returns when purchasing a vehicle.

Sources:

[Tesla Cost of ownership](#)

[Workhorse Group](#)

[Nikola Motors Cost](#)

[Tesla Semi Truck Price](#)

LOW RANGE

Model	Range (Miles)
2017 Mitsubishi i-MiEV	62
2017 Smart Fortwo electric drive	70
2017 Ford Focus Electric	76
2017 FIAT 500e	84
2017 Kia Soul EV	93
2017 Nissan Leaf	107
2017 BMW i3	114
Tesla S 75	234
2017 Chevrolet Bolt	238
Tesla X 75D	238
Tesla X 90D	257
Tesla X P100D	289
Tesla S 100D	380

Leading electric vehicles provide average driving ranges of ~171 miles.

For a pickup truck, this range would be reduced by as much as a 1/3 when fully loaded with a trailer or cargo in the bed.

Source:

[Fleetcarma](#)

CHARGE TIMES ARE SLOW



The average DC Fast charge time is 1 hour from 0 to 100%. With many options being 1.5, 2 hours, and even 8 and 12 hours time.

EV Automakers are pitching 9 minute, 15 minute, and 30-minute charges, but these only provide 100 miles, 150 miles, or 80% of available battery.

Sources:

[Cleantechnica](#)

[Chevy Life](#)

[Elektrek](#)

HYBRID VS. FUEL CELL VS. BATTERY EV



Automakers are still developing hybrid and fuel cell vehicles, with no clear path forward. Such fragmentation in options is creating confusion and excessive cost in development to make EVs practical.

The path with the most significant progress in innovation and shared investment is battery electric. The capability exists today to be competitive, and we're going for it.

Sources:

[GM platform](#)

[Toyota Fuel Cell Vehicles](#)

[GM/Honda Fuel Cell](#)

THE ATLIS MOTOR VEHICLES *XT* PICKUP TRUCK

Expected Starting Price: $45,000

Expected Base Range: 300 miles

Expected Charge Time: 15 minutes



Key Features

- Expected Standard Range: 300 miles
- OptionalRange: 500 miles
- Expected Charge time: 15 minutes
- 2 door and 4 door options
- 6.5-foot and 8-foot beds with dual rear wheel option
- True four-wheel drive with independent power delivery for maximum traction control
- Single speed direct drive gearbox
- Independent air spring suspension front and rear
- 12 to 15 inches of ground clearance
- Massive Front storage space
- 360 Degrees of camera view including in-cabin digital mirror displays
- Autonomous driving capabilities to be added in the future
- Regenerative braking with independent wheel control
- Accessory power pack and plugs available. To power your tools and gear when you're away from it all.
- Power windows and locks
- Remote heating/cooling for those that loved their remote start
- Electronic window dimming to replace those pesky sun visors and keep the heat out in the summer

keep the heat out in the summer
- Vinyl Floors

Capable

Expected Towing Performance
- Grade-ability: 65mph at 6%
- 5th wheel/gooseneck trailer tow rating: Up to 35,000 pounds GCWR*
- Hitch trailer tow rating: Up to 20,000 pounds*
- Payload rating: Up to 5,000 pounds*

Expected Acceleration and Speed
- 0 to 60 mph unloaded: Less than 5 seconds
- 0 to 60 mph at max GCWR: Less than 18 seconds
- Top Speed:120mph (electronic speed limited)



Note: These are minimum requirements the vehicle is intended to meet. Atlis Motor Vehicles will certify performance against industry criteria, such as the SAE J2807 tow rating standards.

Expected capabilities at maximum are with dual rear wheel, heavy duty truck model. Results may differ based on configuration.

AN ELECTRIC ECOSYSTEM

To build the best electric truck, we had to put our attention on more than just the vehicle. The entire experience is built upon the vehicle's capabilities and charging infrastructure. So we're developing a battery electric truck, a battery electric truck platform for other vehicle upfitters to utilize, a charging network, and a payment processing system, all of which will help us deliver the best vehicle owner experience possible.

The *X*T Pickup Truck	The *X*P Platform	Advanced Charging Station
		
The world's first 100% battery electric pickup truck, with zero compromises.	100% electric vehicle platform built off our truck, capable of integration into RV's, box trucks, step vans and beyond.	Capable of delivering enough power for our 15-minute charge times today, and 5 minute charge times tomorrow.
	Capable of extending range, adding accessory battery power, and adding tandem axle configurations for heavy-duty vehicles.	*Note: Adapters for existing, slower charging stations will be made available. Atlis Motor Vehicles is openly discussing partnerships to advance this development at a faster pace.*

SAVE AN AVERAGE OF $201/MONTH

The Atlis Motor Vehicles *X*T pickup truck is expected to cost you less to own, putting more money in your pocket.

- Competitive initial price
- Zero Cost-of-Maintenance guarantee with subscription
- Warranty for 10 years
- Available tax credits are not considered in our pricing model

Estimated 5 year cost of ownership
Estimates from edmunds.com

	RAM 2500	F250	GMC 2500 HD	Atlis Motor Vehicles
Depreciation	$18,980	$17,386	$21,737	$19,368
Taxes & Fees	$7,156	$6,212	$7,091	$6,820
Financing	$6,703	$5,693	$6,641	$6,346
Fuel	$12,051	$11,305	$13,907	$1,575
Insurance	$6,441	$5,996	$5,721	$6,053
Maintenance	$3,821	$4,456	$4,633	$0
Repairs	$989	$917	$915	$0
Tax Credit	$0	$0	$0	$0
Total	$56,141	$51,965	$60,645	$40,161
Average Savings	($5,217.44)	$350.56	($11,222.78)	$16,089.67

Source: Kelleybluebook.com, average cost of ownership publication of 2016 model vehicles with comparable features.

SUPPORTING THE AFTERMARKET COMMUNITY

AFTERMARKET PORTAL
Signups begin 6 months prior to pickup truck unveiling

Let's face it, we love our pickup trucks, but we love lifted pickup trucks with big tires. Atlis Motor Vehicles will be launching an aftermarket portal where vendors can sign up and request information needed to develop aftermarket products. Whether that be lift kits, bumpers, or utility bed upgrades for the workhorses of the world, we believe in providing the best aftermarket experience possible.

aftermarket experience possible.

SIMPLIFY THE EXPERIENCE

All XT pickup trucks are made to order. Atlis Motor Vehicles will continuously expand by building local sales and repair shops. However, all sales will be made through our online configuration menu - your vehicle will ship and be delivered right to your door. You, as a customer, will be able to configure and buy your truck online in just a few minutes.

DIRECT PURCHASE

- ✓ **MAINTENANCE**
- ✓ PAY AS YOU GO CHARGING
- ✗ **INSURANCE**
- ✗ **NEW VEHICLE IN 5 YEARS**

Owners may purchase their vehicle outright in cash or finance through our select vendors. Vehicle purchases will include our maintenance-free guarantee, minus consumables such as tires, as well as our 10-year vehicle warranty.

SUBSCRIPTION

- ✓ **MAINTENANCE**
- ✓ UNLIMITED CHARGING
- ✓ **INSURANCE**
- ✓ **NEW VEHICLE IN 5 YEARS**

Atlis Motor Vehicles will be offering a subscription service for vehicle owners who want to replace their vehicle every 5 or 7 years. This subscription model includes the cost of the vehicle, vehicle charging, vehicle insurance as well as all regular maintenance such as tire changes and repairs for one low monthly price.

THE MARKET

$100+ Billion Dollar Market

In the United States, pickup trucks account for the #1, #2, and #3 best-selling vehicles.

Growth in International markets such as China and Australia

Average 8.4% Growth YOY for the last 5 years

2016 Top 5 Vehicles Sold

Model	Number of Vehicles Sold
Ford F-Series	820,799
Chevrolet Silverado	574,876
RAM Trucks	489,418
Toyota Camry	388,616
Honda Civic	366,927

Courtesy: Business Insider *The 20 best-selling cars and trucks in America*



Pickup truck growth YOY last 6 years
% growth in total pickup truck sales per year
12.10%
6.70%
6.60%
9.70%
5.90%
-2.10%
2012
2013
2014
2015
2016
Sources: goodcarbadcar.net

Courtesy: goodcarbadcar.net

Governments and organizations are pushing for electric solutions







China Hastens the World Toward an Electric-Car Future

Source: New York Times

New diesel and petrol vehicles to be banned from 2040 in UK

New diesel and petrol cars and vans will be banned in the UK from 2040 in a bid to tackle air pollution, the government has announced.

Source: BBC.com

INDEPENDENT

Norway to 'completely ban petrol powered cars by 2025'

'What an amazingly awesome country', Elon Musk tweeted in response to the plan

164K

Source: The Independent

WHO WE'RE BUILDING IT FOR



Those that work and play in the dirt, snow, and all other manner of locations

Those that just want to have some fun

The men and women who provide us with water, gas, electric, internet, and other necessary utilities

The enthusiast, those that like big tires, big power, and big capability.

The weekend vacationers and long

The ones who help us get back on the road

The hard workers who haul the heavy loads

The people who keep us going when the lights go out

distance travelers

the heavy loads

TRACTION

We are currently taking reservations! We received $30 million in pre-orders in the first 24 hours of the offering.

"I love the idea of electric, and I know everything is going electric, I don't think an electric pickup truck works. But, if you built that today, I'll buy it." Kurt, drywall and paint repair specialist.



THE COMPETITION

General Motors/Chevrolet

SIERRA/SILVERADO



Gas / Diesel / Hybrid versions. Full-size trucks. 1/2 Ton to 1 Ton models. #2 selling vehicle in America.

GM is planning 20 new electrified vehicles over the next six years. Conceptual mention of an electrified truck platform using fuel cell technologies.

Source: GM electric

Ford Motor Company

F_SERIES



Gas / Diesel / Hybrid versions. Full-size trucks. 1/2 Ton to 1 Ton models. #1 selling vehicle in America.

Ford to spend over $5 billion over the next five years on electrified vehicles. Including battery electric and hybrid vehicles. Ford has mentioned the development of a hybrid pickup truck.

Source: FORD electric

Fiat Chrysler Automobiles

RAM



Gas / Diesel / Hybrid versions. Full-size trucks. 1/2 Ton to 1 Ton models.

Fiat Chrysler is investing €9 billion in electric cars. In Europe, 60% of their vehicles will be electrified, but plan for the vast majority of their products to retain combustion engines.

Source: Financial Times

Nissan Motor Company

TITAN



Gas and Diesel options are available. Full-size truck. 1/2 Ton models only.

Nissan is launching 12 new electrified vehicles over the next five years. No mention of an electric truck.

Source: NISSAN Electric

Honda Motor Company

RIDGELINE



Gas and Diesel (location dependent) options only. Small, mid-size class truck.

Investing $6 billion in vehicle research, with two new vehicles expected by 2018. Honda is investing heavily in battery technology and fuel cell technologies.

Source: Honda Electric

Toyota Motor Corporation

TUNDRA



Gas and Diesel (location dependent) options only. Full-size truck. 1/2 ton models only.

Toyota is making significant investments in hybrid and fuel cell technology. With an expectation that 1/3 of all vehicles sold will be electrified by 2030. No mention of an electric truck.

Source: Toyota Electric

Workhorse Group

W-15



Hybrid Utility Truck. 80 Miles on 100% electric, with BMW 3 cylinder range extender. 1/2 Ton equivalent model only. Significant verbal pre-orders committed by fleet customers.

Workhorse group is currently raising money to begin development of production capabilities for their W-15 pickup truck

Source: Workhorse Group

Bollinger Motors

B1



100% Electric Sport-Utility Truck. Up to 200 miles of range. 15 inches of ground travel, 4 wheel drive.

Source: Bollinger

Tesla

UNKNOWN



Details on the Tesla pickup are few and far between, but assumptions are: May have Tesla SEMI design cues. Will most likely be capable of hauling cargo, with 30 minutes to 80% full charge times. Range and cargo hauling capability will be competitive. Has significant charging infrastructure in place today.

DEVELOPING ATLIS MOTOR VEHICLES

For any light to heavy-duty truck, one of the most critical aspects is whether or not the vehicle can meet the demanding performance expectations. How much can the truck tow? How much cargo can the vehicle haul in the bed? How far can the truck travel on a single charge? How long will it take me to "fill up" when I need to? A truck that can pull 25,000 lbs, drive 100 miles, and take 60 minutes to fill up isn't practical, even if it is nice to look at and comfy on the inside. Atlis has spent a great deal of our time focused on the hard challenges, ensuring that it is possible to meet the demanding requirements that a pickup truck needs.

Our guiding principles

- Build something that matters, not just something to play the game.
- Profitability means nothing if your product doesn't engage with the expectation.
- Focus on the experience and exceed the expectation.
- Solve a problem, a big problem, one that people don't realize must be solved.
- Don't be afraid of significant challenges.

WHAT WE'VE BEEN DOING......

Completed Feasibility Study



Atlis Feasibility Study Checklist

- ✓ What are the major pain points for EV customers?
- ✓ What are the major blockers for EV adoption?
- ✓ Can we achieve the desired 600HP, 12,000 ft-lb of torque at the wheels?
- ✓ Can we achieve the desired 500 mile range?
- ✓ Can we recharge the battery in 15 minutes or less?
- ✓ Can we be cost competitive up front with a faster return on investment?
- ✓ Potential battery partners for high volume, greater customization for less up front money?
- ✓ Review traction drive controller and motor vendors for solutions

Meeting with our customers

Photo Source: topspeed.com



Scale Test of Battery Pack


Our battery pack is a combination of off the shelf products and an innovative design and system architecture to ensure proper safety and performance at all times.
Unique cells designed by Atlis.
A proprietary heat management system ensures optimum thermal performance
HOT
PERFECT
COLD
A unique architecture to ensure minimal loss of range and performance when operating under all conditions
AC on
OR
OR

Completed our concept design



We have a plan


IDEA
FEASIBILITY STUDY
FEASIBILITY PROOF
STRATEGIZE
RAISE FUNDING
You are here
DESIGN AND BUILD PROTOTYPE
MARKET AND RAISE FUNDING
DEVELOP MANUFACTURING
SHIP PRODUCT

Selected components and designed vehicle architecture



NEXT GENERATION AUTOMOTIVE COMPANY, OWNED BY THE COMMUNITY

We want to give our supporters and future vehicle owners the opportunity to share in the financial success that so many early investors have with startup companies. Together, with the support of our community, we will start the next generation of great automotive companies.

Having the support of our customers and community helps us to validate that we're doing the right things for the customer.

So join us, and invest in Atlis Motor Vehicles.


ATLIS
MOTOR VEHICLES

JOIN US ON THIS JOURNEY

Our current priorities are to raise funding and complete the prototype of an Atlis Motor Vehicles XT pickup truck within 12 months of the close date of the financing round. We have finalized many technical requirements for the vehicle, and will continue to refine these requirements as we develop the full-scale working prototype of the XT pickup truck. This effort will involve many short-term, and long-term partnerships with organizations that can assist Atlis Motor Vehicles is bringing our XT pickup truck from an idea to prototype, then to production. Atlis Motor Vehicles will begin a pre-order campaign as we get closer to the debut of our XT pickup truck prototype. This pre-order campaign will be used to justify funding needs to develop a production model as well as the development of production capabilities to begin delivery of the first Atlis Motor Vehicles XT pickup trucks in 2020.

$9,999.78 raised

Product Development

- Complete interior design concepts

Funding Campaign

- Increase campaign efforts as we work to gain market visibility.

$348,000.00 raised

Product Development

- Rapid charging vehicle battery pack.
- Atlis Motor Vehicles XP platform vehicle concept.

Team Members

- Atlis Motor Vehicles will utilize efforts from

$1,035,714.41 raised

Product Development

- Develop pickup truck body, truck bed, and interior features for prototype XT Pickup Truck.

Facilities and Location

- A permanent residence and prototype

Vehicle Interest Campaign
- Launch marketing campaign to take pre-order interest for the Atlis Motor Vehicles XT Pickup truck.

team members, while heavily leaning on partnerships to accomplish our prototype goals.

Funding Campaign
- Continue social media campaign to raise funding
- Create campaign video for Startengine.com page.

Vehicle Interest Campaign
- Launch marketing campaign to take pre-order interest for the Atlis Motor Vehicles XT Pickup truck.

facility will be established. Two locations are currently in the running.

Team Members
- Atlis Motor Vehicles will utilize efforts from team members, while leaning on partnerships to accomplish our prototype goals.

Funding Campaign
- Continue social media campaign to raise funding
- Begin process for follow-on investment efforts.

Vehicle Interest Campaign
- Continue marketing campaign to take pre-order interest for the Atlis Motor Vehicles XT Pickup truck.

HOW ARE WE GOING TO DO THIS WITHOUT LARGE INVESTMENTS?

Atlis Motor Vehicles recognizes that to succeed we need to be scrappy, and cost-conscious at the start. We need to minimize our investments into flashy things and focus on an uninterrupted delivery of a fantastic product. We plan to start slowly and earn the right to invest more as we grow.

Key Points of our Strategy
- By leveraging existing expertise where needed, Atlis Motor Vehicles will be able to speed development time, while keeping cost low.
- By making investments in critical areas to reduce cost, such as battery manufacturing, Atlis Motor Vehicles will march towards a path of profitability.
- By starting off slow, and earning the right to spend more after delivering a solid product that meets expectations. Atlis Motor Vehicles wants a positive experience in every product delivered, right from the start. Our first 100 trucks shouldn't be the"beta" trucks; these should be high-quality, reliable vehicles you can depend on.

Expected Delivery Schedule of Production Ready Products
- 2020 - 100 pickup trucks delivered to our early customers
- 2021 - 1,000 pickup trucks delivered to our pre-order customers
- 2022 - 10,000 pickup trucks delivered
  2023 - 30,000 pickup trucks delivered

** These numbers subject to change based on demand. If Atlis Motor Vehicles receives higher than expected pre-order interest, we will begin a much more rapid acceleration of vehicle deliveries while ensuring we meet the highest quality ever experienced in a pickup truck.

ATLIS MOTOR VEHICLES FAQs

Why did you start Atlis Motor Vehicles?

We started Atlis Motor Vehicles because we own, and love pickup trucks. Our team believes that electric is the future, but doesn't believe in delivering higher priced vehicles with less performance just because the incumbents are doing it. We think that the continuous increase in vehicle prices is causing a divergence in vehicle ownership. People who own vehicles love their vehicles, and truck buyers LOVE their trucks. But with the recent announcements of high priced options, the lack of real effort in delivering a great electric vehicle solution, and the desire to keep prices at the appropriate price point meant someone had to step up and perform; this is Atlis Motor Vehicles' purpose.

Tesla has a large lead in electric vehicle technology, what makes you different?

Tesla has a substantial lead in the market, a large team, with a tremendous amount of capital to spend. It's important to remember that competition is not scary, that we learn from both their success and failure.
- We're focused on building vehicles people can afford immediately, without the necessity for long-term returns on investment.
- We're taking an alternative approach to battery technology and integration into vehicles to facilitate a better customer experience for pickup truck owners.
- We're slowly rolling up production efforts at a consistent pace, ensuring that we can meet delivery expectations while keeping cost low.

Major automakers have pledged billions in investments to develop electric vehicles, how can Atlis Motor Vehicles compete?

Existing automakers are following the same path for electrification of vehicles. Cylindrical and OEM provided prismatic cells, existing major battery suppliers or cell construction, low-quality expectations given a history of vehicles, and complex and buggy user interfaces that mirror their ICE counterparts.

While major automakers make public statements of investment into electric vehicle technologies, with pledges to develop and begin shipping 10's of vehicles in the next five years, their version of electrification often means a hybrid platform. Having a broad focus on many different vehicle types and platforms can create distractions, and result in excessive spending. Existing automakers are investing heavily in battery electric, hybrid, and fuel cell technologies, while Atlis Motor Vehicles is taking a 100% battery electric approach.

Atlis Motor Vehicles is blazing a different path of vehicle architecture, focused on a purpose-built design versus contracted plug and play designs. Atlis Motor Vehicles is taking a different, much faster route to customer acceptance of electric vehicle designs.

Sources:
GM, Ford, Nissan, Toyota, Daimler, GM battery, Tesla Battery, Lucid Motors Battery

You're claiming 15 minute charge times, others are saying the technology doesn't exist, how can you make this work?

Atlis approach to all technology is simple. We start with the needs of our customer, then investigate existing technologies that are available today and what's available tomorrow. From here, we develop a solution that meets those expectations, not by bending the rules of what is possible, but by making what is possible work for us. Using this approach, Atlis Motor Vehicles has developed a battery pack solution, using off the shelf technologies available today, that achieves our goal for range, charge times, and safety.

Automakers have indicated they are making investments in rapid charging stations, how is AMV different, or how will AMV address this?

The investments existing automakers are making in charging technologies are small stepping stones forward and will need to be upgraded once again when new higher powered vehicles are released. Atlis Motor Vehicles is taking a different approach; we're developing a technology that will support the needs of vehicles for the next 20 years. Future generations of our charging stations may support greater power for faster charging, but will ultimately result in smaller more efficient charging stations and better power management.

Article for more information regarding incumbent efforts: https://electrek.co/2017/12/05/bmw-porsche-electric-car-charging-450-kw-charge-rate/

Battery technology is changing rapidly, how will Atlis stay ahead of this?

By 2025, battery technology should allow for a 5 minute charge time. Atlis Motor Vehicles recognizes this reality, and our focus will be to adopt this technology as it becomes available. Our approach to vehicle architecture and design is to develop a vehicle which can quickly adopt new battery technologies without the necessity to perform a complete vehicle or platform redesign.

Our approach to new vehicle designs allows Atlis Motor Vehicles to continually improve our vehicles and technology with minimal capital investments and expenses, throughout the life of a product.

Why not do battery swaps versus fast charging?

Atlis Motor Vehicles started with an idea to swap out batteries. We looked at multiple options including pull up stations, side swapping, having a "car wash" model where the system glides the vehicle through while swapping out cells. This solution was explored in depth but faced many challenges. The most significant challenge of note was that vehicles come in many shapes and sizes, batteries can be located in different positions with other components blocking them, cooling systems need to be connected and disconnected, and trucks can tow trailers of an infinite number of shapes and sizes. The idea of using a car wash, or in ground swapping station, required a variety of stations to be built that can accommodate smaller passenger cars to large semi trucks, as well as vehicles towing trailers to make this feasible, coupled with the fact that battery charging rates and energy are accelerating in development, the idea was then abandoned. At this point we don't feel battery swapping will ever become a consumer technology.

Other automakers have tried and failed or partially succeeded to enter the pickup truck market, how will Atlis Motor Vehicles succeed?

Atlis Motor Vehicles will remain focused on providing the best pickup truck at the best price. Our pickup truck will be American Made, American Owned, and will beat any gas or diesel pickup truck in a side by side comparison. We're focused on keeping in line with the passion behind those that own pickup trucks. Whether the truck is used as a work truck, for some off-road adventures, taking the boat to the lake, taking the RV for a weekend camping trip, or just hauling the groceries back home.

Will Atlis Motor Vehicles need to raise more funding in the future?

Yes, Atlis Motor Vehicles will need to continue to raise funding in the future as we work towards mass producing the Atlis Motor Vehicles XT Electric pickup truck.

What is the size of the battery pack?

Atlis Motor Vehicles chooses not to disclose the actual capacity of the battery pack in units of mAh or KWh at this time. In general this is becoming less relevant in the BEV world as manufacturers may not make the full capacity of a battery system available for actual usage, allowing overhead for longevity, faster charging, or other reasons. We will offer a variety of pack sizes based on individual vehicle configuration. Our goal is to provide a vehicle that performs above expectations, keep cost low, and charge times at 15 minutes or less. The consumer experience is always our ultimate guide.

Why did Atlis choose battery electric versus a fuel cell powered vehicle?

There are a number of reasons that we've chosen battery electric versus hydrogen. The largest perceived benefits of hydrogen are in refilling time and range. With the advancements being made in battery technology, and with continued investments in charging stations, battery electric vehicles will achieve performance parity with hydrogen fuel systems in the near term. The use of hydrogen presents too many unknown risks, and also presents an increased complexity in the vehicle's architecture as well. With the advancements in battery technology that we're continuing to see every day, we believe that the idea of hydrogen powered vehicles will be considered obsolete within the next 5-10 years.

Will the Atlis Motor Vehicles' XT pickup trucks meet all safety standards?

Yes, the Atlis Motor Vehicles T series pickup trucks are intended to meet all safety and performance standards as outlined by, but not limited to, such groups as the The National Highway Traffic Safety Administration (NHTSA), Federal Motor Vehicle Safety Standards (FMVSS), or the Society of Automotive Engineers (SAE) test and performance requirements.

WHERE WE'VE BEEN, AND WHERE WE'RE GOING...

Truck prices have steadily increased over the years, electric is catching your attention, and we felt it was time to start working towards a better goal.



January 2014

Business idea conceptualized

The idea for a BEV pickup truck was identified and feasibility research began.

January 2015

Conceptual proposals for quick solutions developed

Most notable proposal: Direct replacement of diesel or gasoline engine in existing vehicles and attachment of battery power

July 2016

Final product and business strategy developed

Developed initial business strategy and performed feasibility discussions with others.

November 2016

Atlis Motor Vehicles was incorporated

March 2017

15 minutes
E
F

< 15 minute fast charge battery solution

We tested a fast charge battery solution.

November 2017

New truck design selected

We updated our truck design based on market feedback.

March 2018

Launch StartEngine campaign

Company seeks to raise first $1,000,000 to continue development and develop marketing campaign materials.

September 2018

Battery pack debut

We plan to debut our proprietary full-size battery pack capable of delivering up to 500 miles of range, charging in 15 minutes.

October 2018

BEV truck platform assembled

We plan to finish assembly of the BEV truck platform. (ANTICIPATED)

February 2019

Present Atlis Motor Vehicles pickup truck

We plan to debut our BEV pickup truck, BEV truck platform, and charging station (ANTICIPATED)

December 2020

Begin delivery of BEV pickup truck

We plan for delivery of Atlis Motor Vehicles BEV pickup truck to begin. (ANTICIPATED)

Meet Our Team



Mark Hanchett

Founder, Director, Chief Executive Officer

Mark Hanchett has over ten years of product development experience with 16 successful electromechanical and software product launches. Mark Hanchett brings a passion for solving hard problems in product strategy, design, manufacturing, and business operations, while continuously driving a focus on the best possible customer experience. Mark has served as Founder, DIrector, and CEO of Atlis Motor Vehicles since inception in 2016. Before starting Atlis Motor Vehicles, Mark Hanchett was a director at Axon Enterprise Inc from 2012 to 2017, leading teams in the development of innovative hardware and software products for law enforcement. From 2007 to 2012 Mark Hanchett served as a senior mechanical engineer and project manager leading cross-functional teams through design and development of innovative conductive electrical weapons at Axon Enterprise inc.



Greg Hassler

VP Business Operations

Greg comes from a background in IT where he became involved with an automotive software startup company. Moving through a variety of roles including CTO, COO, and VP of IT Operations, he was a key asset in building the company to 150+ employees and executing an acquisition by AutoTrader.com. Since then he has been consulting with a variety of businesses and partnered with, invested in, and project managed other startups. Greg has been a lifelong motorsports enthusiast, having raced Porsches and motorcycles, and off-roading in a variety of trucks and SUVs. He's been living the EV life since 2014 and is actively involved in many EV advocacy groups, now having 3 electric vehicles of his own on both four wheels and two.

Ross Compton

Lead Vehicle Designer

Ross has had a varied background within automotive design. After completing the famous Coventry University Automotive and Transport design course he went straight to Turin, Italy where he was lucky enough to work on the interior to the Willys AW380 show car shown in Bologna 2014. From there Ross has been on many smaller scale projects for new and developing brands, designing everything from supercars to trucks. Perhaps the most notable experience is his work at Bollinger Motors where Ross, alongside the owner, designed the Bollinger B1. His growing collection of works can be found on his own site www.macchinadesign.com.

Ishaan Puranik

Battery Systems Engineer

Ishaan completed his bachelor's in electrical engineering from University of Pune (India) and then pursued a master's (MSc) from Arizona State University in Electrical Engineering with specialization in Power Electronics, Li-ion battery applications and Electrical Machines. He is passionate about Electric Vehicles (EVs) and believe that it is the future to come. Ishaan has been involved in many projects related to electric vehicles like design of DC motor regenerative drive, power split between EV battery unit and ultra-capacitor to improve battery performance, and checking viability of MMC based inverter system for AC motor drive in EVs. Ishaan's thesis "Evaluation of Battery Performance in MMC based BESS" has been accepted at IEEE 2018 ECCE conference and will be published on IEEE website after 27th of September 2018.

Derek Duff

Vehicle Dynamics Engineer

Derek's love for the automotive industry started with his first truck - researching trucks and imagining a way to design and modify them. After graduating with a degree in Mechanical Engineering from the University of Maine, he moved to Michigan to work with IAV Automotive Engineering at the Chrysler Proving Grounds. Derek spends most of his personal time designing and implementing his ideas into truck builds. He is designing, testing and validating the suspension and chassis designs for the Atlis Motor Vehicles XT and XP.

Offering Summary

Maximum 3,571,429* shares of common stock ($1,035,714.41)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 34,482 shares of common stock ($9,999.78)

Company	Atlis Motor Vehicles, Inc
Corporate Address	7259 E Posada Ave, Mesa, AZ 85212
Description of Business	XT pickup truck, charging station, and infrastructure manufacturer
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$0.29
Minimum Investment Amount (per investor)	$203.00

Perks*

Atlis Motor Vehicles will offer additional perks for those who invested in us at such an early stage.

<u>*All investors*</u>

If we reach our $1 million dollar goal

- An invitation to our unveiling of the Atlis Motor Vehicles battery electric pickup truck
- 4 Investors will be randomly selected and will receive an Atlis Motor Vehicles pickup truck.
- 1 Investor will be randomly selected to receive a brand new 2018 Ford Raptor which can be traded for one of our first Atlis Motor Vehicles XT pickup truck when we begin shipping.

*1 Entry for every 100 shares purchased

*Winners will be selected within 30 days of completion of fund raise

*Offer excludes family and friends of Atlis Motor Vehicles employees

*Atlis Motor Vehicles trucks are expected to begin shipping by late 2020

*Award of Atlis Motor Vehicles pickup truck is contingent on success of Atlis Motor Vehicles starting production.

Level 0: Less than $1015 investment. $500 off your purchase of an Atlis Motor Vehicles *X*T pickup truck. A special invite to the public unveiling event of the 100T pickup truck.

Level 1: $1,015 Investment. $1,500 off your purchase of an Atlis Motor vehicles *X*T pickup truck. A special invite to the public unveiling event of the 100T pickup truck. An Atlis Motor Vehicles pickup truck.

Level 2: $5,017 Investment. $6,000 off your purchase of an Atlis Motor Vehicles *X*T pickup truck. A special invite to a private test drive event where future owners and investors will be able to test drive our vehicles and give their feedback.

Level 3: $10,005+ Investment. $16,000 off your purchase of an Atlis Motor Vehicles *X*T pickup truck. With commitment to purchase an Atlis Motor Vehicles *X*T pickup truck, investors will get an opportunity to participate in driving our pre-production test vehicles as part of our vehicle trial program.

*All perks occur after the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Atlis Motor Vehicles, Inc will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Common Stock at $0.29 / share, you will receive 100 Common Stock bonus shares, meaning you'll own 1,100 shares for $290.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a contractor, or colleague; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Listen from our CEO Mark Hanchett about his vision for Atlis Motor Vehicles on Now You Know

3 days ago

Our CEO Mark Hanchett was recently on Now You Know with Zac Cataldo talking about Atlis Motor Vehicles, be sure you watch the interview below.

Video

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atlis Motor Vehicles has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atlis Motor Vehicles be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

We are progressing forward, facing challenges, and working to push through.

about 2 months ago

Hello everyone,

I wanted to write to the community and provide a few updates to our projected schedule, as well as some progress news related to the company.

Battery Pack Update and Schedule Change

As everyone knows, we have been progressing forward with development of our full-scale battery pack as our primary near-term objective. As we have progressed forward with this innovative design, it's inevitable that challenges will arise, and we have seen our fair share. We have pushed and progressed as much as we could, but it appears that we will be unable to showcase our pack during this month of June 2018. This is unfortunate and not something we take lightly.

The major challenge we're facing is related to the manufacturing of the individual cells. Because we are developing an alternative cell construction; the processes and tooling necessary to achieve our goals can be difficult to develop and time-consuming to produce during the prototype stage. While we continue to address challenges related to cell construction, we are making great progress in the cell enclosure and pack assemblies which are also key components needed to make this possible. We will begin sharing greater details about our pack design over the coming weeks in an effort to bring greater transparency in how we are achieving our goal to deliver the fastest charging pickup truck on the market.

Schedule Update: Pack debut Moved to August 2018

We are projecting that the latest schedule update will put us into August for delivery of the rapid charging battery pack alongside our XP Truck Platform debut.

Key items to complete before pack can be shown.
Here is a high-level overview of key items we must ensure are completed prior to the debut of our battery pack

- Resolve issues with cell construction relating to delayed delivery
- Test and qualify each cell for assembly into the main pack
- Characterize pack and configure BMS to ensure pack performs as designed and safely.
- Complete assembly of each individual module within the larger battery pack.
- Complete discharge and charge cycle testing to ensure BMS, thermal management, and vehicle charger integration is operating properly before the pack debut.

Continued Risks

- Since we are developing a new pack assembly and architecture, the system is prone to faults until processes and material quality can be properly controlled with investments in proper manufacturing equipment. We are working to mitigate these risks and develop a list of lessons learned and concerns which must be addressed to meet our long-term goals.
- Ensuring that our battery partners are willing to maintain long-term relationships. As LG, Samsung, Panasonic, and CATL continue to dominate the current automotive battery space, smaller players which we have worked with initially are beginning to shift their core focus away from the EV space. This is a high-risk item for us as smaller organizations are typically much more comfortable with research and development programs but can shy away due to influence and dominance in markets by larger manufacturers. To mitigate this risk, we are working to re-open conversations with larger organizations for our long-term, larger-scale manufacturing goals. In parallel we are also exploring opportunities to manufacture cells in-house, developing an understanding of the necessary steps and costs and how this translates to low volume R&D to high volume Gigafactory level efforts.
- R&D development of batteries can be expensive. To mitigate costs we have been utilizing as much off the shelf components and solutions as possible. For future efforts, greater investments in this area will be required for Atlis Motor Vehicles to be successful.

Leadership Team Development

I am continuing in an effort to bring on individuals who can help develop the company from an early stage startup to a more mature and structured organization capable of properly executing on our goals. As part of this effort, I have been seeking out individuals with a vast amount of experience in early-stage bootstrapped startups, business development, operations, and automotive expertise that can assist us in building a world-class organization. You can expect to begin learning more about our new team members and how they will help us continue to grow over the next several weeks.

We're finding a bigger home for Atlis Motor Vehicles
We have been a small bootstrapped startup working almost entirely out of a garage since inception. Moving forward, as we continue to grow our team and make progress in the development of our prototype vehicles, we are in need of a larger, more capable space. We have been making great progress in identifying a space here in the Phoenix area and hope to finalize the details by August 1st. This new office space will be our permanent home as we progress from an early stage company to development of manufacturing and engineering test vehicles. We will also be looking at satellite locations in the mid-west as well as the west coast where specialty skills and manufacturing partners can work in close proximity.

Thank you so much for your time, we greatly appreciate the support you have provided and look forward to a better future.

Mark Hanchett

CEO Atlis Motor Vehicles

P.s. Below is a quick teaser sketch that our vehicle designer, Ross, has been developing as we work towards the final design of that Atlis Motor Vehicles XT pickup truck.



Amending our Securities Offering

2 months ago

Hello! Recently, a change was made to the Atlis Motor Vehicles offering. Here's an excerpt describing the specifics of that change:

Atlis Motor Vehicles, Inc has extended their offering.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Atlis Motor Vehicles has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atlis Motor Vehicles be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

Hello,

As you might know, Atlis Motor Vehicles has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Atlis Motor Vehicles be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Concept picture of the interior

5 months ago

Hello everyone, as promised when we reach the first approximate $10k mark we would complete development of our interior concepts. Here is a quick look at the possible interior for the vehicle. This is very preliminary and is still in development but clearly gives a representation of what we're attempting to develop here. The center cheat will have a fold-down armrest/cupholder/and storage compartment which can be folded up to make a 3rd seat for a grand total of 6 seats in the vehicle.





Our Team

5 months ago

Several individuals have expressed interest in knowing who our team members are. We have several team members with expertise in marketing, battery technologies, electrical engineering, mechanical engineering, design, and software development.

Battery Expertise - With years of experience in development of electronic systems and battery design, our team is made up of experts in battery chemistry, custom battery pack design, battery cell design, charging systems, and thermal management. Using our vast experience in these fields, we're developing a unique battery pack, charging system, and cell design to significantly increase charging speeds and maintain thermal efficiency while delivering a vehicle battery pack that can last an expected 10 years.

Electrical Engineering - Our team is made up of experts in high and low voltage systems, DC-DC, AC-DC, and DC-AC systems, battery charging, power supplies, more. Our electric engineering team has vast experience in developing ultra high efficient systems in high compact configurations. This expertise is what will help us succeed in developing a very low power, highly efficient, and compact vehicle drive systems for our Atlis Motor Vehicles XT and XP products. We expect to grow our team in 2018 as we look to bring in expertise in vehicle controls, infotainment, vehicle dynamics, propulsion and traction control systems, self driving technology, lighting, instrumentation, and beyond.

Vehicle Body Engineering - We are quickly developing and acquiring internal and external expertise in vehicle body structures. Team development will be centered around designing for manufacturing, designing for safety, and design for quality.

Vehicle Design - We have two designers on staff, and an expert vehicle designer waiting to come on board within the next 2 months. With these 3 individuals Atlis Motor Vehicles will be able to rapidly accelerate our design efforts as we work towards development of our prototype Atlis Motor Vehicles pickup truck.

Software Engineering - Atlis Motor Vehicles has internal software expertise in embedded systems, high and low voltage systems, as well as battery management systems. As part of our continued progress for 2018, we will be bringing on more team members to help develop our vehicle propulsion systems, vehicle dynamics, infotainment, and instrumentation, sensors, as well as integrations for outside partners in autonomous driving technologies.

Interior and Comfort - We recognize that there are a large number of external experts in development of interior and comfort components for vehicles. Once we have finalized our design concepts for the vehicle interior, we will be engaging with external partners to develop seating, safety, and other comfort systems.

Vehicle Dynamics - Vehicle dynamics such as steering, suspension, traction control, and other systems will be developed in partnership with external vendors. Atlis Motor Vehicles is currently developing an internal team to lead this development effort with the help of external expertise.

Vehicle Manufacturing - Atlis Motor Vehicles has several open positions available to lead our vehicle manufacturing development team, and will update this information as we identify and find such individuals.

Team Size today: 5 people
Expected team growth: We expect to grow our team size to 50 people through 2018 and into 2019.

Atlis Motor Vehicles team,

Answering some questions from Social Media inquiries

5 months ago

A few parties through social media have asked various questions regarding the proposed solutions.

Performance at Temperature: Atlis Motor Vehicles is currently in development of a solution which minimizes the impacts at temperature. Our approach to solve this problem is a combination of efforts; selection of a battery chemistry which has the broadest range of temperature performance possible, development of a battery cell with improved thermal efficiency, and development of a battery enclosure and thermal management system which minimizes thermal losses. We are working through details of the larger scale pack to be developed, and there is a potential risk in each of these efforts but we're confident that our solution will be viable. We are not re-inventing technology, we are applying existing technologies which exist separately into a combined systematic solution.

Accessory systems reducing drivable range: We have a proposed solution going into our vehicle development which minimizes these impacts. We will share significantly more details soon regarding this design once our intellectual property filing has been completed. Please note that our goal is to overcome challenges such as this, we see the impacts of accessory systems such as lights, HVAC, entertainment, and self driving technology as a major hinderance to electric vehicle adoption and have recognized this as one of our core challenges we must solve before product launch.

Towing Range: Similar to an ICE vehicle, available range when towing a trailer or carrying a significant payload in the bed of the pickup truck. We understand this impact and are working to ensure that available ranges when towing a trailer is competitive with your experiences in an ICE vehicle today. Pickup trucks are working vehicles, and we believe that expectations should be that the vehicle performs as close to the capabilities of an ICE vehicle as possible. *No compromises.*

First 23 hours, and we've reached goal #1.

5 months ago

Hello everyone, thank you so much for the support. We've met our first goal within the first 23 hours, that is awesome! We still have a long ways to go, and to those that have committed to supporting us, you are awesome and we greatly appreciate everything you've done.

Atlis Motor Vehicles team

Our Perks! Why the vehicle give away?

5 months ago

A few individuals have had questions regarding our perks, such as why are we giving away a **Ford Raptor**?

We understand that developing an electric vehicle company is a very risky venture, and we wanted to offer an exciting incentive beyond the typical discounts and event invitations for our early stage investors. We're all about pickup trucks afterall. So if you invest today, we'd love to have you on board, and 4 of you could win one of our trucks, while the fifth person will receive a Ford Raptor AND be able to trade it in for one of our 75TOR (off-road) vehicles when we begin shipping. We'd love to have you on board, and let's have some fun while we're at it.

IF WE REACH $1 MILLION DOLLARS

4 of you will get one of these when we start shipping





1 of you will get this, to hold you over until we begin shipping our version; Atlis Motor Vehicles 75TOR.

Our first full day is underway!

5 months ago

Hello everyone, our first full day for our offering is underway. We're very appreciative of the support we've received so far, thank you so much.

Atlis Motor Vehicles team

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Jason Owens **Atlis Motor Vehicles - Potential Investor** a day ago
Hello Mark, everyone else seems to be asking the technical questions, my question is a little different. what is your attitude towards failure? Do you look at it as a setback and learning how not to do something or as something that could potentially stop all progress? I'm very interested in investing in your company, but I also want to know if quitting is an option. Thanks

> **Mark Hanchett** **Atlis Motor Vehicles - Issuer** a day ago
> Hello Jason, excellent question. The short answer is; No, I do not see quitting as an option. Let me share some examples of this program that come to my mind where we've faced several challenges.
>
> 1 - We failed early on with the vehicle design. We had a great partner when we started designing the truck, but eventually, that partner could no longer continue working on the program. I thought that was it; there was no way we were going to be able to move forward. We had so little money left, and we were just getting started. We couldn't afford a professional automotive designer. So with not much to lose, I launched a design competition using a crowdsourced site with the little bit of money we had to spend to design our truck. We had a large group of individuals participate, and finally found an individual based in Brazil who did a concept very similar to the model we're showing today. I then scraped together a few more dollars and hired him to design the XT Truck, the XP platform, and the Advanced Charging Station you see on the page today. From Raul's efforts, we have been able to raise more funds and bring on a fantastic designer named Ross Compton, who also worked on the Bollinger truck, to continue the design work on our XT pickup truck. I can't wait to show you the latest images of the XT Pickup Truck. Ross has been working non-stop on

updating the exterior and interior design, and it looks awesome.

2 - I have failed to deliver on our promise for a June deadline related to the battery pack debut. This failure is related to several roadblocks we've faced when attempting to get a custom-designed battery cell into production beyond a few pieces. The industry is very stubborn in the traditional ways of manufacturing cells, so when it comes to leading the charge and driving a new way of thinking, it can be difficult. I take this as a lesson where I thought I understood the challenges we would face but underestimated the difficulty of making these changes. Yet, when something like this appears to be a major setback, and potentially a killer, the best thing we can do is step back, take an alternative approach, and keep trying. That's what we're doing here.

3 - Funding is hard, and it can take longer than expected. While there are plenty of stories of companies raising millions of dollars in short periods of time, the reality is we're at such an early stage that raising large amounts of capital can be incredibly difficult. Our crowd funding campaign here on startengine has been extended once, and we will continue to extend this campaign until we reach our goal. Did we get it done in the few months we set out to in the beginning? No. Should we stop because of this? Absolutely not. We'll keep going, until it's done.

If we quit, then my personal fear is that the world will change, but I have little confidence that change will be for the better. We need companies developing products to solve great problems, but their approach to solving these problems must be grounded by the principle that we should improve our lives and experiences if we're going to change. What we're doing must be a leap forward, not a leap backward.

Mark

Stephanie Tidd 2 days ago
Hi there,
I just found your site and I am excited to see someone finally take on the challenge of an all electric P.U. truck. I was wondering if you plan to market this product in Canada anytime after production starts? I am also considering investing.

Thanks,
Stephanie Tidd

> **Mark Hanchett** **Atlis Motor Vehicles - Issuer** a day ago
> Hello Stephanie, yes we do have a plan to market the vehicle in Canada. Details regarding this plan will come out as we get closer to our production start dates in late 2020.

---

richard sharf **Atlis Motor Vehicles - Potential Investor** 3 days ago
i dont see where drivetrain is listed. will this be 4wd?

> **Mark Hanchett** **Atlis Motor Vehicles - Issuer** 3 days ago
> Hello Richard, yes the vehicle will be 4 wheel drive.

Michael Nathanson 7 days ago
Hi, Potential Investor here,
Are you able to confirm that the platform and battery pack will debuted this month? Having just found out about this company, I am very interested, but skeptical due to the timing (tesla and others may get in the game before you if delays are consistent). I know this likely has to do at least partially with the limited funding, but how far out do you currently expect the prototype debut to be (later than Feb 19)? I am guessing that the offering will be extended again until total funding is reached as stated in earlier comments.

More on the investing side, do you have any insight on how much dilution of shares can be expected in future rounds of funding for common shareholders? Will your shares also be diluted?

> **Mark Hanchett** **Atlis Motor Vehicles - Issuer** 3 days ago
> Hello Michael. Yes, the offering will be extended until we meet our goal. We are currently evaluating dates based on current funding progress and assessing whether or not the dates will shift and by how much. Please look for an update from us shortly.

---

michael Clark **Atlis Motor Vehicles - Potential Investor** 7 days ago
You know the Tesla Freemont CA plant is less then 1/4 in use... They have lots of room !!

---

michael Clark **Atlis Motor Vehicles - Potential Investor** 8 days ago
Question > Where will the trucks be built at? The truck plant will be in ?
Question >> Will the truck use the J-1772 plug and CHAdeMO fast charger??

> **Mark Hanchett** **Atlis Motor Vehicles - Issuer** 8 days ago
> Hello Michael,
>
> We have not identified an exact location for the plant at this time. We are currently, as part of the business development process, going through a buy/build analysis. Ideally, we will be able to find a location which already exists and can be retrofitted to meet our needs. We will also be looking for potential partners for early low volume production as part of this process.
>
> We will release details soon regarding charging compatibility. Our strategy in relation to compatibility is based on current market investments from outside organizations, availability of charging stations, and reliability of said stations.
>
> Our Atlis Motor Vehicles Advanced Charging Station will require a connector design with capabilities beyond the current Tesla Supercharger, J1772, CCS, and CHAdeMO functional specifications.

Michael Gurule **Atlis Motor Vehicles - Potential Investor** 9 days ago
Any idea when my investment will be taken so I can get my shares?

> **Mark Hanchett** **Atlis Motor Vehicles - Issuer** 8 days ago
> Hello Michael, startengine provides an investment update window which will give you information regarding the current state of your investment.
>
> When you sign in, in the upper right corner you can click on your name, then on the drop-down menu select "My Investments". This dashboard will show you the current status of all investments you've made on the startengine site.

Dan Carchano 11 days ago
if you were to build a AWD service van with a 200 mile battery life you would really have something

> **Mark Hanchett** **Atlis Motor Vehicles - Issuer** 8 days ago
> Hello Dan, thank you so much for the comment. We will definitely take this suggestion into consideration as we've gotten many request for a 100% battery electric van.

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

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VIDEO TRANSCRIPT (Exhibit D)

Video Transcript

The Planet is changing

Technology is changing

It's changing the way that we travel

Our expectation of vehicle ownership is different

We want our vehicles to just work, so we can focus on what really matters in life

The internal combustion engine has evolved over the past one hundred years to be the pinnacle of performance and dependability

But now it's time to take a leap forward

And electric vehicles today feel like a leap backwards

We need electric vehicles that can charge quickly

We need vehicles that can operate in the most extreme conditions and be dependable

We need vehicles that are affordable for everyone

At Atlis Motor Vehicles we are building that vehicle.

We're focused on putting our efforts in understanding and solving the most difficult challenges

We're creating technology centered around improving the customer experience, and we're applying these solutions to the most demanding vehicles on the road today, pickup trucks.

As pickup truck owners we expect high performance, reliability, and comfort while working under tremendously difficult conditions.

At Atlis Motor Vehicles we'll take the capabilities of the truck you love and deliver a better experience.

Join us, by investing in Atlis Motor Vehicles today

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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